Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: November 17, 2020

CITI EDUCATION CONFERENCE – SKILLSOFT/GLOBAL KNOWLEDGE PRESENTATION

The following is a transcript of a recording of a presentation given at Citi’s Education Conference posted on November 17, 2020. This transcript should be read in conjunction with, and is qualified in all respects, by the written material accompanying that presentation, which was filed pursuant to Rule 425 under the Securities Act of 1933 on November 12, 2020.

John Hutcheson (Director, Media Investment, Citi)

Thank you all for joining. My name is John Hutcheson, I run Citi’s education technology investment banking business. We're all really excited about our next event. For those who have not been following, Skillsoft is the leader in corporate digital learning. The company recently announced the largest ed-tech M&A transaction of the past several years.

The $1.5 billion deal involved a merger between Churchill Capital Corp II and Skillsoft, a simultaneous acquisition of Global Knowledge, a simultaneous $530 million PIPE investment led by Prosus and the simultaneous appointment of a new management team. During the next 50 minutes, we're going to try and unpack some of the details of this very exciting transaction. To help with that, today I'm joined by the New Skillsoft management team, including Jeff Tarr, the incoming CEO, and Todd Hyatt, the incoming interim CFO. Jeff, Todd, we're excited to have you.

As a quick background. For those that don't know Jeff, he's built three publicly traded information services companies into industry leaders. These include Hoovers, where as CEO, he grew the publisher into a successful internet subscription business before selling it to Dun & Bradstreet. He was also President and COO of IHS and CEO of DigitalGlobe. In all three companies, he has a track record of driving double digit revenue growth, and shareholder value creation. Todd Hyatt was the CFO of IHS Market, and IHS, where he worked closely with Jeff, and will be working alongside Jeff as interim CFO.

Before we get into our discussion, I want to remind listeners that they can submit questions via our web interface and we will ask some of the listener questions at the end of the session. So Jeff, let's start with you. What attracted you to the CEO opportunity and why now?

Jeff Tarr (Expected CEO of New Skillsoft)

Thanks, John. As you mentioned, this is my third public company CEO role. It's my fifth CEO role in total. I've learned quite a bit about what makes for a great business and a great investment opportunity through the course of my career. And this time around, I decided to look for a company that was either an industry leader today, or had the potential to become one, with room to run because of the size of the TAM, and the potential to become a very big company.

I was also looking for a great business model, one with subscription revenue, operating leverage, strong free cash flow conversion. And I also gravitate to businesses with a big purpose, businesses that, when successful, will make the world a better place. Michael Klein called me. Michael Klein is the Chairman of Churchill Capital, called me and told me that he was putting these two companies together, Global Knowledge and Skillsoft, to create the leader in digital learning.

I agreed to take a look at it with him and the more I saw, the more I liked it. It was clear it met all my criteria and so I agreed to sign on. This week's news that Prosus, one of the world's largest ed-tech investors is joining us as a partner with a $500 million investment, confirms the decision that I made originally. And I'm excited to work with Todd and Prosus and Churchill Capital on the road ahead.

John Hutcheson

That's great. So maybe we'll start with some background on Skillsoft. So just for everyone's benefit, what does the company do? How does it generate revenue? And what is its history?

Jeff Tarr

Skillsoft is, today, the leader in corporate digital learning. It was founded 25 years ago and quickly became an industry leader. More recently it was taken private. It was overlevered. And through this transaction, we're returning the company to the public markets with close to zero net debt.

If you look at the business model, it meets the criteria I talked about earlier: 96% enterprise subscription, it delivers a very immersive and engaging learning experience based on proprietary content, and delivered through a modern learner centric platform called Percipio. If you look at the corporate learning space, there are five major categories of learning, actually four major categories of learning. It's business learning, it's leadership development, it's compliance, and it's tech and dev.

And Skillsoft is today number one or number two in each of those categories, and its number one overall. It delivers 180,000 courses, videos, books, and audio books. Much of it proprietary; 90% of the usage on the platform is proprietary. And it helps organizations build a motivated future fit resilient workforce. Which is something that is in great demand today, especially in this COVID, and hopefully soon to be post-COVID, world.

John Hutcheson

Thanks. And you mentioned your strong position in some of the different verticals. Who were some of the primary competitors within the sector and within those verticals? And why did Skillsoft win against some of those competitors?

Jeff Tarr

Well, first of all, as I mentioned, we're number one and number two in each category. And our competition, for the most part, is category specific. So we have different competitors in leadership and business skills, in tech and dev and compliance. Our differentiators are we’re the player with the breadth and depth to meet the needs of the entire enterprise across all these learning categories.

We also have superior learning outcomes. Our content isn't crowd sourced content. It's curated, internally developed, personalized role- and skill-based content where we create comprehensive role and skill based learning journeys. And it's delivered through an open digital learning platform, Percipio, that integrates into the enterprise's learning environment and delivers a great user and learner experience.

In terms of specific competitors, we have leadership. In leadership, we compete against Harvard Business Publishing. In business skills, we compete against LinkedIn Learning. In tech and dev, we compete against Pluralsight. And in compliance, we compete against SAI Global and NAVEX. My aspiration is in each of these categories where we compete, that if we're not number one, if we're in that number two place today, I intend to lead the business to number one in each of those categories, much as we're the leader overall.

John Hutcheson

That's great. And you mentioned Percipio a few times. Can you maybe tell us a little more about what Percipio is, and why it matters to the overall story?

Jeff Tarr

Yeah. Percipio is the company's new platform. It was launched in late 2017, with a subset of features. Over the last couple of years, features have been added to make it the most competitive learning platform in the world, with very high NPS. It replaces a 20 year old platform called Skillport.

This new platform, Percipio, is cloud based, it's flexible, it's personalized. It's designed to drive engagement, because it's built around the learner. It also has very comprehensive capability to support the administrative teams within the enterprise who are responsible for learning, whether they sit in learning and development or in IT or in the legal department focused on compliance.

The platform has AI capability behind it that creates those learner specific role- and skill-based learner journeys. It delivers four times the learner engagement of the prior platform. And what is most significant to investors, is that the platform has a 100% revenue retention rate.

In fact, there are subcohorts that are demonstrating retention rates above 100%, which gives us confidence that we can over time drive that retention rate above 100%. It's up to a 30% improvement over the prior platform. Or I should say, 30% point improvement in retention over the prior platform. And that transition is what's giving us conviction on the growth of this business going forward.

John Hutcheson

Great, great. And then you mentioned some of the color on competition. Can you share any recent customer successes that you've had, either recent wins or new logos that you've added to the business?

Jeff Tarr

What's been exciting about Percipio, is that--well, Skillport the old platform, wasn't a platform that lent itself to acquiring new customers. Percipio is winning new business and it's winning back business that was lost from the old Skillport platform. Some of the recent wins: a large international IT services consultancy, one that's a name brand, deployed a global training program at the outset of the pandemic. And they use Skillsoft to upskill their workforce on AI Agile software development and machine learning. And since April, there have been 44,000 employees of this company who have spent a total of 279,000 hours on learning.

Another recent win, a global marine manufacturing company. When COVID hit, they delivered critical compliance training in under a week, and enabled 4,000 employees to return to work that otherwise wouldn't have been able to do so.

John Hutcheson

Wow. So let’s switch to the recent deal announcements that I discussed in the opening, in a little bit more detail. So starting with Churchill. Who is Churchill Capital? Why are they merging with Skillsoft? And what benefits might they bring to the combined company?

Jeff Tarr

So Churchill Capital is a general partnership, focused on public equity vehicles. It was formed by Michael Klein, who's known to everyone at Citi as the person who, for many years, led Citi’s Investment Banking Group. I got to know him when he was on the board of IHS.

Churchill's partners include Emerson Collective, which is the Job's family investment vehicle, Thyssen-Bornemisza Group, TBG, that was the initial owner of IHS through whom Michael and Todd and I all got to know each other at that time. The Churchill Capital partnership seeks companies that are better public than private, and that will benefit from deleveraging transactions like this one.

Early on through their work with Emerson Collective and other partners, they identified corporate learning as an attractive market, a huge market with tail-winds. And they identified Skillsoft as the best asset in the space, the one with the most potential to extend its lead and create value for share owners. The firm is not just a creator of special purpose acquisition vehicles, but it also brings to the table partners, it brings talent. I wouldn't be involved today if not for Churchill Capital.

John Hutcheson

Got it. And then similar question for Global Knowledge, the business Skillsoft is acquiring. Can you provide some background on Global Knowledge? And what makes it an attractive acquisition candidate? And also how and why do the two companies fit together?

Jeff Tarr

Yeah. Well, much as Skillsoft is a leader, so is Global Knowledge. Global Knowledge is the leader in IT training. It's partnered with the top 20 IT hardware and software providers. Think Cisco, think AWS, think Red Hat and others. It delivers authorized and non-authorized content, training, usually in the form of instructor led training.

Historically, it was almost entirely classroom. Today, it is almost entirely virtual and on demand. It's delivered by 400 expert instructors, and it's the leader in its space. It works with a very large number of large enterprises. You wouldn't install a new router or do a major cloud initiative without training, authorized training, and Global Knowledge is the company that most turn to for that kind of training.

John Hutcheson

Great. Finally, let's talk about Prosus and the $530 million PIPE investment. Who is Prosus and why did they decide to invest in the company in such a material way?

Jeff Tar

Yeah. Well, super. And before I do that, let me just, I probably should add one point on Global Knowledge, if you don't mind.

John Hutcheson

Sure.

Jeff Tarr

And then come back to Prosus. Because what I didn't share, is why these two companies are better together. And that's an important foundation to talk about why Prosus is coming into our partnership here. But the companies, Global Knowledge and Skillsoft, are adjacent. And as I mentioned before, Skillsoft is in the tech and dev space, but hasn't been in that number one position.

By bringing together Global Knowledge and Skillsoft in tech and dev, we will now have more courses and more certifications than our nearest competitor. And that includes training from foundational to expert level. It includes multimodal training. And we also will have now, a 300 person tech and dev focused sales force in which to sell our offerings. When we bring the two together, we expect revenue synergies from cross selling the tech and dev offerings and also more than $25 million in expense synergies.

But your second question was then about Prosus. And when Prosus saw us put these two opportunities together, I know they got as excited about the opportunity as I did. They originally got involved because they had an interest in Skillsoft. Churchill had an exclusive opportunity to acquire Skillsoft, negotiated. So Prosus’s best opportunity was to partner with us.

Prosus is one of the largest ed-tech investors in the world. If you don't know them, they were an early investor in Tencent. They are publicly traded in Europe. They have a market cap of $170 billion. And I think most relevant for investors, is they are a very long term investor with a time horizon, often measured in decades. They believe, as we believe, that this is an extraordinary opportunity and platform from which to build the leader in corporate digital learning.

John Hutcheson

Great. And how involved do you think they will be going forward?

Jeff Tarr

Well, they'll have board representation that's proportionate to their approximate one third stake in the company. They will have the chairman role in the boardroom. And they're a very value added investor. We've already gotten a tremendous amount of help from them in a myriad of ways, including sourcing talent for the new management team, opportunities for future acquisitions. They bring a lot to the table, and we're very excited about them being involved with us on this.

John Hutcheson

Great. So let's pivot next to the market, really the corporate learning market. Can you talk a little bit about the size of the global market, the expected growth rate and what some of the drivers are?

Jeff Tarr

Yeah. We believe the market for global professional learning is huge. $300 billion. We lead in a segment, corporate digital learning, that we believe to be approximately $28 billion and growing at 10%. So through that lens, we would expect this to be a $45 billion market opportunity in five years.

And that gives us, as I mentioned before, the importance of having running room, that gives us a lot of running room to build a very big company. We're the largest player today, the only player that is more than $500 million in revenue when you bring these two companies together. With a lot of smaller players, from whom we can either take share or partner or feed into our M&A pipeline.

When you think about the drivers in the business, the drivers come from that need for reskilling and upskilling. It's always been important, but now in the context of seismic market shifts, the pandemic, economic uncertainty, the social justice movement, this is driving change inside the enterprise. And change drives the need for learning, whether it's leadership and business skills, or compliance or learning new technology.

The other major driver is the transition to digital. Education has been slower than other sectors to transition to digital, and now it's accelerating. COVID has really pushed that transition from classroom to virtual and on demand. Another major driver is the progress that we're making in a digital environment, to measure outcomes and to improve outcomes. And in so doing, deliver a measurable ROI to the customer. We're seeing this in our numbers today, usage on the recipient platform, and even the old Skillport platform is up more than 3x since the start of the pandemic.

John Hutcheson

And you'd mentioned the pandemic a couple of times, and COVID. And I imagine similar Pluralsight and some of the other enterprise players, you've seen some COVID headwinds in your business. Can you walk us through what impact COVID has had in 2020, and any expected reverberations over the next year?

Jeff Tarr

Sure. The biggest financial impact of COVID on the business in 2020, has been its impact on Global Knowledge’s classroom business. That revenue is down $120 to $125 million. But it is offset by an increase in virtual and on demand by $40 million. And virtual and on demand is a much more higher margin business. The gross margins on virtual and on demand are 20 percentage points higher than the gross margins on classroom.

And, importantly, one, we were able to acquire the business on those COVID numbers. So investors aren't paying for that lost classroom business, they're paying for the business we have today, which is essentially 85% virtual and on demand. Should think about classroom as an upside option, as we do. And then, we acquired the business not only on those numbers, but now we're seeing as we look forward, not only stability, but actually sequential growth as we start to lap the COVID impact and grow that virtual and on demand business.

If you look at the Skillsoft side of it, there has been some impact from COVID, but because it's purely digital, in many ways, we're also seeing tailwind. COVID’s changed the way people work, it's driving a shift from classroom to virtual. Some of the customer examples I shared were actually wins, customer wins and wins in terms of delivering value to the customer, that wouldn't have happened, or might not have happened as quickly if not for COVID.

John Hutcheson

Understood. So next, let's talk about the numbers a bit. And maybe I'll flip to Todd. So Todd, can you walk us through some of the recent financial performance at pro forma Skillsoft? And talk through some of the key trends in the business? Todd, you're on mute.

Todd Hyatt (Expected Interim CFO of New Skillsoft)

Sorry, John. Yeah, happy to do that. First point I would make when we look at 2020, and Jeff hit on a lot of this, but 2020 was clearly a transition year for the company. And that transition year coupled with some COVID headwind certainly created pressure on the numbers. But when we talk about the transition, continued migration to the Percipio platform, driving improved renewal rates, and really the acceleration of the classroom within Global Knowledge to virtual.

So from an operational perspective, I would say a lot of progress in the year in terms of those critical initiatives and basically, building a baseline level of performance that the business can grow off of as we look into the future. And so I would call out just within the investor deck, page 19 lays out the renewal rates relative to Percipio versus legacy Skillport. And then page 20 lays out the revenue trends for Global Knowledge.

The other point I would call out is the COVID headwinds and Jeff hit on this as well. But COVID certainly created pressure in terms of near term companies managing cost and delaying purchasing decisions. I think longer term at a macro level, that will actually bode well for this ed-tech industry. And it will drive forward tailwinds in terms of how people consume and invest in training of employees, many of whom will probably continue to work remotely.

When we look at the numbers specific to 2020, order intake, which is really the sales level for the business and revenue at Skillsoft, will be down high single digits. As I said, that's really some impact from COVID, delay in purchasing and span reductions. And then also this continued migration to Percipio, with Skillport having lower retention rates.

But when we look ahead, we certainly see, in terms of the numbers and the forward renewal rates as we get a more critical mass onto Percipio, that sales level is going to flatten with pretty low single digit growth as we go into next year. When we look at Global Knowledge, Jeff talked about the numbers here, significant reduction in classroom $120 million offset by the virtual to the tune of a $40 million offset. Within that, we will continue to see a bit of migration between the classroom and virtual.

But once again, with virtual, we have a better margin product. We have, I think the ability to grow that at a higher level. We can certainly improve class fill rates. And then with on demand, we have three subscription offerings. And we've actually seen good sales growth in subscription through the year.

So not fully reflected in the revenue at this point, but we will continue to see that elevate as we go into 2021. And certainly, I think we're positioned in Global Knowledge to move that business into a high single, low double digit grower for next year. Final point, Jeff hit on this, really, from a valuation perspective, this all was taken account of in the purchase price. So when we look at the valuation, we see it as a very attractive entry point.

John Hutcheson

Great. And then focusing on the future a little bit, you did mention some of the impact in 2021. You all have put out guidance through 2022. Any other color, you'd add on some of the drivers on underpinning the guidance that you put out over the next couple years?

Todd Hyatt

Yeah. I think the first point is, relative to 2021, we expect to finish 2020 at an entry point that will be a good entry point. So when we look at the numbers for 2021, we feel like we're positioned, and we execute against the plan. We see a clear path to deliver to those numbers. We'll see within the content business of Skillsoft, low single digit sales growth. But importantly, you'll see that 75% of the business will be on Percipio and dual migration.

So dual migration, customers of that have committed to come over to the platform, they're on the platform, but they may not be fully on the platform, because there may be language or some other functionality, or the integration. Skillsoft content with Percipio, runs at a retention rate in the high 90s to 100%. So we see that we’ll fully retain that revenue on a net basis. We'll have about 25% of the business on Skillport.

Certainly, Skillport down in the 70%, 80% type, retention range, so there'll be leakage there. But we will also see growth in new business. And we lay out the numbers on page 19 of the deck, but that new business growth will more than offset the leakage within Skillport. So net-net, we see the business as being low single digit growth, from a sales perspective.

Now, from a revenue perspective, we will see continued pressure on revenue. I mean, this is the reality of the subscription business model. So those lower sales levels that we've seen in 2020, are going to flow through to revenue in 2021. And that's, I think, as I said, a reality of the deferred revenue model. But importantly, operationally, we'll be in a good stable place.

We do see, going into 2022 in Skillsoft, that there will be ability to accelerate growth. And we would expect within the content business that we will accelerate sales and be growing more in line with the industry. So call that a high single digit sales grower, and that will translate into mid-single digit revenue grower.

Within Global Knowledge, we are forecasting high single, low double digit sales growth. The revenue flow through will be mid-single digit. Once again, a lot of the sales growth is going to come from subscription. So some delay in the flow through the revenue. And then we expect similar performance in 2022. So, I think well positioned from an inflection standpoint to see that level of delivery.

In terms of cost structure, the guidance implies that year on year cost will be down $15 million. We're targeting $15 million of in-year synergies. We also expect the ability to continue to manage a good tight cost structure. We'll continue to see some margin improvement, gross margin improvement within Global Knowledge.

And I think, Jeff, I think has a really strong track record of managing and driving operational efficiencies. So we actually feel good about the ability to manage and control cost. And then as we go to 2022, once again, generally would expect a flattish type cost structure, some reallocation of spend to some of the targeted investment areas.

Jeff Tarr

Can I add? Just to recap, and thank you, Todd. As you think about revenue growth in this business, four major catalysts that I think it's important to keep top of mind. Number one is the transition to Precipio. With that, up to 30% lift and revenue retention rates, big driver.

Number two is new sales, both the ability to capture new revenue on the Precipio platform, and the fact that we will be standing up a new sales focused, new logo hunting team. Today, the sales organization in Skillsoft is almost entirely renewal focused. And we'll be shifting that focus to new customer acquisition. So that's number two.

Number three, is revenue synergies from the combination of Global Knowledge and Skillsoft, giving us a vastly more competitive tech and dev offering, which we can use to cross-sell and upsell to our customers. And forth, like most businesses, the lapping of COVID, it will be behind us. And we expect that will also create additional uplift on our revenue.

So when we look at those four attributes, we can actually start to see that in our numbers. And we put that into the investor deck. You can see the impact of the transition to Percipio. You can see the growing momentum in new sales. And you can see the stabilization and beginnings of sequential revenue growth in Global Knowledge.

Todd Hyatt

Well said.

John Hutcheson

That's helpful context.

Todd Hyatt

Just to put a final period on the point. When you put all of this together, John, basically call it a mid-single digit adjusted EBITDA growth in 2021. Flattish margin, probably around 25% at the midpoint. There is a lot of room for forward margin growth within this business.

John Hutcheson

Got it. Okay, great. So maybe we'll spend a second on M&A. And I guess this can go to either Jeff or to Todd. Can you speak a bit about the company's M&A strategy, specifically timing and target criteria?

Jeff Tarr

Sure. Why don’t I start on the strategic side of it, and then Todd will share some of our thinking through financial metrics perspective. But M&A is an important part of the thesis here. It's a highly fragmented industry. When we look at the market for corporate digital learning, we see hundreds and hundreds of players, mostly venture backed, with under $100 million, typically under $50 million, in revenue. Those represent strategic bolt on opportunities for us.

Content businesses, where we can take the content and plug that into the Percipio platform, which was designed with that purpose in mind. We can also take tools, for example, adaptive learning tools, additional AI based capabilities, and labs and experiential learning, and we can add that to the platform as well because the platform is actually equipped to support not just on demand, but also labs and experiential learning, and host instructor led training.

So that's the thesis behind it. Because of our platform, and because of our sales force, we believe that we can do acquisitions of this nature, in a highly accretive fashion. And when you look at the other capabilities we have, in addition to, we've got the sales force, we've got the platform, we've got a team that’s experienced in M&A, and we have a very strong balance sheet effectively, with the Prosus investment, and assuming no redemptions, this will be close to a zero net debt business.

Todd Hyatt

So, John, just to pick up on the point, some financial criteria that Jeff and I have talked about, John. Look at acquisitions, most important thing is always strategic, right? It starts with the strategic lens. In terms of financial criteria, want to acquire things that are additive to organic revenue growth. Certainly, that is a good indicator of a quality asset.

And the company would want to be a disciplined acquirer. So also look at acquisitions that are adjusted EPS accretive. And then for me, the most valuable lands from a financial perspective is the cash on cash return measurement. So we've talked about year three, as we exit year three, having cash on cash ROIC delivery that is at a breakeven level. So, relative to the investment amount and the cost of capital in year three, have a cash delivery that's equivalent to that.

And I think why that's important is, you can always run an IRR or an NPV model, you can run a 10 year model, put a bunch of value into terminal value and make the case work. But it's more important to actually have clear visibility into the near term operational opportunity and ensure that there is going to be ability to drive a good cash return on the investment.

John Hutcheson

Got it. Very clear. And then finally, Todd, any color you'd want to share on financial policy for the company, whether cap allocation, leverage target, etcetera?

Todd Hyatt

Yeah. Jeff touched on this. I mean, the company's going to be in a very good place from a balance sheet perspective, debt of $650 million, cash of $535 million. So assuming no redemptions, net debt of $115 million. So at a headline level on a gross basis, leverage would be high threes, but net leverage would be sub one. So that gives the company a lot of financial flexibility.

At this point in the company's evolution, we do think that there should be a level of flexibility within the capital policy. So what we've defined is a net leverage target of three and a half to four and a half times, with flexibility to increase to five times temporarily for M&A. But we would make that additional flexibility subject to achieving clear inflection point annual free cash flow of $100 million dollars.

As I said, the plan is fully funded, sufficient cash on the balance sheet, expect to have ongoing free cash flow distribution or ongoing free cash flow generation. And then in terms of capital allocation, no plan distributions to equity holders, excess cash will be used to fund M&A organic investments or to pay down debt. And any M&A would be financed with a mix of debt and or equity, subject to the leverage targets that I defined.

John Hutcheson

Great. Thanks, Todd. So let's wrap this up with timing and next steps. So what is the expected timing for the close of the transaction? And what are some of the key upcoming milestones investors should be aware of?

Jeff Tarr

Yeah, certainly. The expected timing is end of January. And the key milestones, obviously, are the filing of the S-4. And that will be as soon as we can complete that, a little more complicated, because we're bringing two companies together and that takes more time.

One of them has fresh start accounting, that will take more time. But once we get that, it's going to be dependent on SEC comments, will drive the timing of the close. But we're moving as quickly as we can to get these two combined companies into the public markets, as part of Churchill Capital.

John Hutcheson

Great, great. Thank you. So next, we're gonna flip to audience questions. And I see we've had a couple come across the line here. I'll start with the first one. When do you expect the Percipio rollout to be complete? What are the major obstacles to completing the integrations?

Jeff Tarr

First of all, I would refer you to what I believe is page 19 in the investor deck, for numbers backing this up. You can actually see the pace at which we plan to complete. We expect by the end of this year, that Percipio will be installed in customers representing approximately 75% of our revenue base. Many of those will be pure Percipio, some will be dual deployment. Over the course of next year, we expect to largely complete that process. And by the end of the following year, calendar 2022, we expect to retire Skillport.

John Hutcheson

Got it. Okay, then one other that came through. Have you been able to win competitive deals as a result of the Percipio platform?

Jeff Tarr

Yes, we have. We've won numerous competitive deals. We actually put a few of them also in the investor deck. I would refer you to page 18, where we've described both wins and win-backs, and who we competed against and how we won. And there's more behind that.

Yes, we're winning business. We're winning it on the strength of the Percipio platform. We're winning it on the quality of our content, and the learner impacts that we're driving with these role and skill based, AI driven, personalized learning journeys. And we see only upside from here as we add more features and functionality to Percipio, as we complete the remaining integrations of Percipio into LMSs, as we complete FedRAMP certification for a U.S. government business. That will accelerate the transition and position us to win even more business.

John Hutcheson

Great. Well, we have no more questions from the audience at this time. So I want to thank Jeff and Todd for joining us today and for all the open dialog. Clearly, a very exciting story that we'll be keeping an eye on in the months, weeks, years ahead. So thank you both for participating.

Jeff Tarr

Thank you.

Todd Hyatt

Thanks, John.

John Hutcheson

Thanks, all. Okay, bye-bye.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, Skillsoft’s and Global Knowledge’s products and for cloud-based technology learning solutions in general; the combined company’s ability to compete successfully in competitive markets and changes in the competitive environment in its industry and the markets in which it will operate; the combined company’s ability to develop new products; failure of information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in the combined company’s industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; the combined company’s ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; the combined company’s ability to protect or obtain intellectual property rights; the combined company’s ability to raise additional capital; the impact of the combined company’s indebtedness on its financial position and operating flexibility; and the combined company’s ability to successfully defend itself in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.